EXHIBIT 4.41

MEMBERS AGREEMENT

OF

TAP FUNDING LTD.

MEMBERS AGREEMENT (this “Agreement”) of TAP Funding Ltd., an exempted company with limited liability incorporated and existing under the laws of Bermuda (the “Company”), dated December 20, 2012, by and between the Members (as defined below).

The Members are executing this Agreement to ensure the treatment of the Company as a partnership for U.S. Federal income tax purposes and to provide for the allocations of Profits and Losses, distributions, the general conduct of the business of the Company and agree as follows:

1. Definitions.

“Adjusted Capital Account Deficit” shall mean, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant allocation period, after giving effect to the following adjustments: (i) increasing such Capital Account by the amount which such Member is obligated to restore pursuant to this Agreement, or is deemed obligated to restore calculated as described in the next to last sentence of Treasury Regulations Section 1.704-2(g)(1) and the next to last sentence of Treasury Regulations Section 1.704-2(i)(5), and (b) decreasing such Capital Account by the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704 1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” of a Person (a “primary person”) or other entity shall mean any other Person, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with, such primary person, as applicable.

“Book Value” means, with respect to any asset of the Company, such asset’s adjusted basis for federal income tax purposes, except that the Manager in its sole discretion may adjust the Book Values of all Company assets to equal their respective gross fair market values determined by the Manager as of the following times: (A) a Capital Contribution (other than a de minimis Capital Contribution) to the Company by a new or existing Member in return for an additional interest in the Company; (B) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; or (C) upon the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g).

“Capital Account” shall mean with respect to any Member the capital account which the Company establishes and maintains for such Member pursuant to Section 3.3.

“Capital Contribution” shall mean, with respect to any Member, the amount of any cash or the fair market value of any property (net of liabilities the Company assumes or takes subject to) contributed or deemed contributed to the Company by a Member in its capacity as a Member, as reflected on Schedule A, as the same may be amended from time to time in accordance with the terms of this Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and any interpretations or guidance regarding the foregoing.

“Distribution” shall mean a transfer of money or property by the Company to its Members without consideration.

“Fiscal Year” shall mean the Company’s fiscal year ending December 31.

“Management Agreement” means that certain Amended and Restated Management Agreement, dated as of December 20, 2012, between the Company and Textainer Equipment Management Limited, a Bermuda exempted company, as amended, restated, supplemented or otherwise modified, renewed or replaced.

“Manager” shall mean Textainer Equipment Management Limited, a Bermuda exempted company, or any successor Manager party to the Management Agreement.

“Member” shall mean each Person who holds Shares of the Company or who may hold Shares of the Company and is an initial signatory to this Agreement, has been admitted to the Company as a Member in accordance with this Agreement.

“Member Nonrecourse Debt” has the meaning given to the term “Partner Nonrecourse Debt” in Regulation §1.704-2(b)(4).

“Member Nonrecourse Debt Minimum Gain” means the aggregate amount of gain (of whatever character), determined for each Member Nonrecourse Debt, that would be realized by the Company if it disposed of the Company assets subject to such Member Nonrecourse Debt in a taxable transaction in full satisfaction thereof (and for no other consideration), determined in accordance with Regulation §1.704-2(i)(3) and (k), and the determination of a Member’s share of minimum gain attributable to a Member Nonrecourse Debt in accordance with Regulation §1.704-2(i)(5).

“Member Nonrecourse Deductions” means the excess, if any, of (i) the net increase, if any, in the amount of Member Nonrecourse Debt Minimum Gain during any Fiscal Year over (ii) the aggregate amount of any distributions during such Fiscal Year of proceeds of a Member Nonrecourse Debt that are allocable to an increase in Member Nonrecourse Debt Minimum Gain, determined in accordance with Regulation §1.704-2(i)(2).

“Minimum Gain” means the partnership minimum gain determined pursuant to Regulation § 1.704-2(d).

“Nonrecourse Liability” has the meaning set forth in Regulation §1.704-2(b)(3).

“Partnership Minimum Gain” means the aggregate amount of gain (of whatever character), determined for each Nonrecourse Liability of the Company, that would be realized by the Company if it disposed of Company assets subject to such Nonrecourse Liability in a taxable transaction in full satisfaction thereof (and for no other consideration), determined in accordance with Regulation §1.704-2(d) and (k), and the determination of a Member’s share of Partnership Minimum Gain in accordance with Regulation §1.704-2(g).

“Percentage Interest” of any Member shall equal (i) the number of Shares the Company owned by such Member divided by the total number of Shares outstanding owned by all Members, (ii) multiplied by 100%.

“Person” shall mean an individual, partnership, limited partnership, limited liability company, corporation, trust, estate, association, or any other entity.

“Profits” and “Losses” shall mean, for each Fiscal Year or other period, an amount equal to the Company’s taxable income or loss for such year or other period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments: (i) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss; (ii) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i) shall be subtracted from such taxable income or loss; (iii) any expenditure of the Company that shall be deductible for Federal income tax purposes subject to the application of a limitation based on a taxpayer’s gross income or adjusted gross income shall be deemed to be allowable as a deduction without regard to such limitation; (iv) gain or loss resulting from any disposition of a property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the fair market of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its fair market value; and (v) if the value of all of the Company’s assets shall be adjusted to equal their respective gross fair market values upon any revaluation of the Members’ Capital Accounts, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of Profits and Losses.

“Share” shall mean an equity interest acquired by a Member in the capital and profits of the Company. Initially, there shall be 1,000 Shares. No additional Shares shall be issued except as authorized by the Members.

“TAP” shall mean TAP Ltd., an exempted company with limited liability incorporated and existing under the laws of Bermuda, and its permitted successors and assigns.

“TL” shall mean Textainer Limited, an exempted company with limited liability incorporated and existing under the laws of Bermuda, and its permitted successors and assigns.

2. Treatment of Election and Purchase of Shares. Prior to the purchase of Shares by TL, the Company and TAP shall have elected under Treasury Regulations Section 301.7701-3(c)(1) to cause the Company to be classified as a disregarded entity for U.S. Federal income tax purposes which will result in a deemed liquidation of the Company in which TAP receives all of the assets of the Company subject to all of its liabilities. The Company will be treated as a partnership for U.S. federal income tax purposes when TL purchases the Shares. The purchase of the Shares by TL for cash will be treated as a purchase of 50.1% of the net assets of the Company followed by a contribution of such assets to the Company in accordance with Revenue Ruling 99-6, 1999-1 C.B. 432 and an assumption of 50.1% of the Company’s liabilities. Simultaneously, TAP will be treated as contributing 49.9% of the assets to the Company and assuming 49.9% of the liabilities of the Company.

3. Initial Capital Contributions; Capital Accounts.

3.1 Capital Contributions. (a) The Members have agreed that the value of the book equity of the Company is the amount so identified on Schedule B (the “Stated Book Equity”). The Members agree that the amount of the Capital Contributions set forth on Schedule A made by TL and TAP on December 20, 2012 reflects the fair market value of the assets contributed by TL and TAP, Ltd. for U.S. federal income tax purposes, notwithstanding that the value of such assets for GAAP or other accounting purposes may be different. The Members agree that the relative values of the assets contributed by TAP and TL equal the amounts set forth on the balance sheet attached hereto as Exhibit A.

(b) The purchase of the Shares by TL and the deemed contribution described in Section 2 shall be treated as a Capital Contribution by TL of the amount so identified on Schedule B (50.1% of the Company’s Stated Book Equity) and an assumption of the amount of liabilities so identified on Schedule B (50.1% of the Company’s Stated Liabilities (as defined on Schedule B)).

(c) The sale of Shares by TAP and the deemed contribution described in Section 2 shall be treated as a Capital Contribution by TAP of the amount so identified on Schedule B (49.9% of the Company’s Stated Book Equity) and an assumption of the amount of liabilities so identified on Schedule B (49.9% of the Company’s Stated Liabilities). The Capital Contributions will be credited to the Capital Account of each Member as set forth on Schedule A.

3.2 Capital Contributions for Purchase of Eligible Containers.

(a) The Company may purchase marine cargo containers pursuant to that certain Container Purchase Agreement, dated December 20, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Container Purchase Agreement”), between Textainer Group Holdings Limited, an exempted company with limited liability incorporated and existing under the laws of Bermuda (“TGH”), and the Company, or otherwise (each such purchase, an “Investment Opportunity”). Investment Opportunities may be funded from available cash and/or from the proceeds of Capital Contributions by the Members, subject to this Section 3.2.

(b) In the case of any Investment Opportunities to be funded with the proceeds of Capital Contributions, such Capital Contributions shall be made pro rata in accordance with each Member’s Percentage Interest of the aggregate purchase price to be paid with the proceeds of Capital Contributions (such Member’s “Additional Contribution Amount”); provided that no Member shall be required to make any Capital Contribution in order to fund any Investment Opportunity. Notwithstanding the foregoing, no Member shall have the right or obligation to make its additional Capital Contribution with respect to an Investment Opportunity if any other Member fails to contribute all or any portion of its Additional Contribution Amount for such Investment Opportunity.

(c) No Member’s additional Capital Contribution shall become the property of the Company unless and until each other Member shall have contributed its own Additional Contribution Amount. Notwithstanding any contrary provision of this Agreement or the Company’s Bye-Laws, in the event that any Member shall fail to contribute all or any portion of its Additional Contribution Amount for any Investment Opportunity as and when required, then the other Member shall withdraw or otherwise be immediately repaid the additional Capital Contribution made by such Member for the subject Investment Opportunity and shall have no further right or obligation as a Member to make any Capital Contributions to fund the purchase of the Containers comprising such Investment Opportunity.

3.3 Establishment and Determination of Capital Accounts. A capital account shall be established for each Member. The Capital Account of each Member shall initially consist of its initial Capital Contribution and shall be (a) increased by (i) any additional Capital Contributions made by such Member pursuant to the terms of this Agreement and (ii) such Member’s share of Profits allocated to such Member pursuant to Sections 7.2 and 7.3, (b) decreased by (i) such Member’s share of Losses allocated to such Member pursuant to Sections 7.2 and 7.3 and (ii) any Distributions to such Member of cash or the fair market value of any other property (net of liabilities assumed by such Member and liabilities to which such property is subject) distributed to such Member and (c) adjusted as otherwise required by the Code and the regulations thereunder, including the rules of Treasury Regulations Section 1.704-1(b)(2)(iv). Any references in this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be increased or decreased from time to time as set forth above.

3.4 Capital Account of Transferee. The Capital Account of a transferee of a Share shall be a proportional amount of the Capital Account of the Member transferring the Share with no adjustment as a result of the transfer.

3.5 No Interest. No Member shall be entitled to receive any interest on its Capital Contributions.

4. Transfer and Redemption of Shares.

4.1 Transfers. Subject to Sections 4.2 and 4.3, no Member may transfer or assign (including as a collateral assignment or pledge) in whole or in part its interests in the Company without the consent of the other Members, which consent may be withheld for any reason or for no reason.

4.2 TL Purchase Options.

(a) TAP agrees to use commercially reasonable efforts to cause all of its shareholders to sell all of their respective interests in TAP to TL during the period beginning January 1, 2019 and through December 1, 2020 (the “Option Period”), if so requested by TL, for a purchase price (the “TAP Purchase Price”) equal to:

(i) the equity book value of TAP; plus

(ii) 6% of TAP’s Percentage Interest of the aggregate depreciated book value of the Company’s container assets; minus

(iii) the sum of any and all U.S. federal, state and local taxes of any nature (including, without limitation, any taxes resulting from the recapture of depreciation previously taken on various assets of TAP at ordinary income instead of capital gain rates) that would be recognized by TL if TAP were liquidated by TL immediately after TL purchased its shares (to the extent not already reflected as a liability on the books of TAP).

For the avoidance of doubt, the option under this Section 4.2(a)(i) is not expected to be exercised by TL and is exercisable by TL in its sole discretion. In no event is such option required to be exercised by TL, and it shall not be exercised by TL, if its exercise would adversely affect its classification as a corporation which is not a passive foreign investment company within the meaning of Section 1297 of the Code. TAP shall use commercially reasonable efforts to resolve the issues that make purchase by TL of all of TAP’s Shares unfavorable to TAP so as to facilitate a purchase by TL of all of TAP’s Shares pursuant to Section 4.2(b).

(b) In the event that (i) TAP has not caused all of its shareholders to deliver all of their interests in TAP in exchange for the TAP Purchase Price within thirty (30) days of TL’s notice to TAP that it wishes to exercise its purchase option under Section 4.2(a), or (ii) TAP shall have notified TL, prior to the end of the Option Period, that TAP has resolved the issues that make purchase by TL of all of TAP’s Shares of the Company unfavorable to TAP (each of (i) and (ii), a “Company Purchase Right Trigger”), then TL may purchase all of TAP’s Shares for a purchase price (the “Company Purchase Price”) equal to:

(A) the equity book value of the Shares of the Company owned by TAP; plus

(B) 6% of TAP’s Percentage Interest of the aggregate depreciated book value of the Company’s container assets.

(c) In the event that (i) TL shall not have made the election under Section 4.2(a) during the Option Period, or (ii) TL shall have had the option to purchase all of TAP’s Shares of the Company pursuant to Section 4.2(b) but shall not have elected within 30 days to exercise such option, or (iii) TL shall have made an election pursuant to Section 4.2(a) or (b) but such purchase shall not have closed within 30 days, then, subject to the following sentence, TL and TAP promptly shall agree to take one of the following actions: (a) to continue the Company’s business without any of the recapitalization events specified in any of the following clauses (b) or (c), (b) to sell all of each of their Shares to a third party, subject to the Management Agreement (provided that TL shall have a right to match the highest bid offered in any such sale and purchase TAP’s Shares for TAP’s Percentage Interest of such amount), or (c) to cause the Company to sell all of its assets to a third party, subject to the Management Agreement (provided that TL shall have a right to match the highest bid offered in any such sale and purchase all such assets for such amount). Notwithstanding the foregoing, if TL and TAP cannot promptly agree to any of the options described in the foregoing clauses (a) through (c), then TL and TAP shall cause the Company to distribute in liquidation all of its assets to the Members (subject to the terms of the Management Agreement), pro rata in accordance with their respective Percentage Interests.

4.3 PFIC Purchase Option. If, at any time, any Member (or any Affiliate of any Member) determines that its status as a shareholder of the Company and as a Member under this Agreement adversely affects its classification as a corporation which is not a passive foreign investment company within the meaning of Section 1297 of the Code, the Member which is adversely affected Member shall so notify the other Member, then, subject to the following sentence, TL and TAP promptly shall agree to take one of the following actions: (a) to continue the Company’s business without any of the recapitalization events specified in any of the following clauses (b) or (c), (b) to sell all of each of their Shares to a third party, subject to the Management Agreement (provided that TL shall have a right to match the highest bid offered in any such sale and purchase TAP’s Shares for TAP’s Percentage Interest of such amount), or (c) to cause the Company to sell all of its assets to a third party, subject to the Management Agreement (provided that TL shall have a right to match the highest bid offered in any such sale and purchase all such assets for such amount). Notwithstanding the foregoing, if TL and TAP cannot promptly agree to any of the options described in the foregoing clauses (a) through (c), then TL and TAP shall cause the Company to distribute in liquidation all of its assets to the Members (subject to the terms of the Management Agreement), pro rata in accordance with their respective Percentage Interests.

5. Members.

5.1 Limited Liability. No Member shall be personally liable under any judgment of a court or in any other manner for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise. No Member shall be required to lend any funds to the Company.

5.2 Resignation or Withdrawal of Member. A Member shall not resign or withdraw as a Member except as a result of a transaction not prohibited by Section 4.

5.3 Fiduciary Duties. Except as provided and subject to the terms of the Container Purchase Agreement, no Member shall have any obligations (fiduciary or otherwise) with respect to the Company or to the other Members insofar as making other investment opportunities available to the Company or to the other Members. Each Member may engage in whatever activities such Member may choose, whether the same are competitive with the Company or otherwise, without having or incurring any obligation to offer any interest in such activities to the Company or to the other Members. Except as set forth in the foregoing provisions of this Section 5.3, neither this Agreement nor any activities undertaken pursuant hereto shall prevent any Member from engaging in such activities, and the fiduciary duties of the Members to each other and to the Company shall be limited solely to those arising from the purposes of the Company.

5.4 Members are not Agents. Pursuant to Section 6, the day-to-day management of the Company is vested in the Manager. The Members shall have no power, as Members, to participate in the management of the Company except as expressly authorized by this Agreement, or as expressly required by the Companies Act 1981 of Bermuda. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Manager (provided that, subject to Sections 18.5 and 18.6, TL may negotiate the Company’s debt financing arrangements), have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf, or to render it liable for any purpose.

6. Manager. The Manager shall manage the Company in accordance with, and to the extent set forth in, this Agreement and the Management Agreement.

7. Allocations of Profits and Losses.

7.1 Profits. For each Fiscal Year or other applicable period of the Company, except as otherwise provided in Section 7.2, all Profits or Losses of the Company shall be allocated to among the Members in accordance with their Percentage Interests.

7.2 Special Allocations. Notwithstanding the general allocation rules set forth in Section 7.1, the following special allocation rules and limitations shall apply with respect to maintaining the books and records and computing the Members’ Capital Accounts or shares of Profits, Losses, other items or distributions pursuant to this Agreement, in each case as required for United States federal income tax purposes under Code §704(b) and the Regulations thereunder.

(a) Limitations on Loss Allocations. The losses allocated to either Member pursuant to Section 7.1 with respect to any Fiscal Year shall not exceed the maximum amount of losses that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of such Fiscal Year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of losses pursuant to Section 7.1, the limitation set forth in this Section 7.2(a) shall be applied on a Member-by-Member basis and any such losses not allocable to a Member as a result of such limitation shall be allocated to the other Member in accordance with their positive Capital Account balances so as to allocate the maximum possible losses to each Member under Regulation §1.704-1(b)(2)(ii)(d).

(b) Qualified Income Offset. If in any Fiscal Year a Member unexpectedly receives an adjustment, allocation or distribution described in Regulation §1.704-1(b)(2)(ii)(d)(4), (5), or (6), and such adjustment, allocation, or distribution causes or increases an Adjusted Capital Account Deficit for such Member, then, before any other allocations are made under this Section 7.2 or otherwise, such Member shall be allocated items of income and gain (consisting of a pro rata portion of each item of Company income, including gross income and gain) in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation pursuant to this Section 7.2(b) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 7.2(b) have been made as if this Section 7.2(b) were not in this Agreement. This Section 7.2(b) is intended to constitute a “qualified income offset” as provided in Regulation §1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(c) Partnership Minimum Gain Chargeback. If there is a net decrease in Partnership Minimum Gain during any Fiscal Year, then, except as provided in Regulation §1.704-2(f)(2), (3), or (5), each Member shall be allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in proportion to, and to the extent of, such Member’s share of the net decrease in Partnership Minimum Gain during such Fiscal Year. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto and the items to be so allocated shall be determined in accordance with Regulation §1.704-2(f)(6) and §1.704-2(j)(2). To the extent that this Section 7.2(c) is inconsistent with Regulation §1.704-2(f) or incomplete with respect to such Regulations, the Partnership Minimum Gain chargeback provided for herein shall be applied and interpreted in accordance with such Regulation.

(d) Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, then, except as provided in Regulation §1.704-2(i)(4), each Member with a share of Member Nonrecourse Debt Minimum Gain shall be allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in proportion to, and to the extent of, such Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain during such Fiscal Year. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto and the items to be so allocated shall be determined in accordance with Regulation §1.704-2(i)(4) and §1.704-2(j)(2). To the extent that this Section 7.2(d) is inconsistent with Regulation §1.704-2(i) or incomplete with respect to such Regulation, the Member Nonrecourse Debt Minimum Gain chargeback provided for herein shall be applied and interpreted in accordance with such Regulation.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Members in proportion to each of their respective Membership Interests. This Section 7.2(e) is to be interpreted in a manner consistent with Regulation §1.704-2(b)(1) and §1.704-2(e).

(f) Member Nonrecourse Deductions. Member Nonrecourse Deductions shall be allocated among the Members in accordance with the ratios in which the Members share the economic risk of loss for the Member Nonrecourse Debt that gave rise to those deductions. This allocation is intended to comply with the requirements of Regulation §1.704-2(i) and shall be interpreted and applied consistently therewith.

(g) Offsetting Allocations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to divide Company Profits, Losses, and other similar items. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 7.2(g). Therefore, notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss or deduction in a manner such that, after the offsetting allocations are made, each Member’s Capital Account Balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 7.2.

7.3 Tax Allocations. The income, gains, losses and deductions of the Company for federal, state and local income tax purposes will be allocated among the Members to reflect as nearly as possible the allocation of Profits and Losses to the Members under Sections 7.1 and 7.2.

7.4 Section 704(c) Allocations.

(a) In accordance with Code §704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company (or any subsidiary thereof that is treated as a partnership or disregarded entity for United States federal income tax purposes) shall, solely for United States federal income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted tax basis of such property to the Company for United States federal income tax purposes and its Book Value (computed in accordance with the definition of Book Value) using the remedial method unless the Manager in its sole discretion determines that a different method would be more appropriate.

(b) In the event the Book Value of any asset of the Company (or any subsidiary thereof that is treated as a partnership or disregarded entity for United States federal income tax purposes) is adjusted pursuant to the definition of Book Value or otherwise pursuant to Code §704(b) and the Regulations thereunder, subsequent allocations of income, gain, loss and deduction with respect to any such asset so adjusted shall take account of any variation between the adjusted tax basis of such asset for United States federal income tax purposes and the Book Value in the same manner as under Code §704(c), the Regulations thereunder and this Section 7.4.

(c) Allocations pursuant to this Section 7.4 are solely for purposes of United States federal income taxes and shall not affect, or in any way be taken into account in computing, either Member’s Capital Account or share of Profits, Losses or other items allocated under Section 7.1 or 7.2.

7.5 Tax Matters Member. TL is hereby designated as the Tax Matters Member of the Company (“Tax Matters Member”) for all purposes hereof, to serve so long as such entity is a Member of the Company. The Tax Matters Member shall be deemed to be the “tax matters partner” as defined in Section 6231(a)(7) of the Code. Except to the extent specifically provided in the Code or the Treasury Regulations (or the laws of other relevant taxing jurisdictions) to the contrary, the Tax Matters Member (with the consent of the other Members, which shall not be unreasonably withheld) shall have exclusive authority to act for or on behalf of the Company with regard to tax matters, including but not limited to the authority to make (or decline to make) any available tax elections.

8. Distributions.

8.1 Distributions. Subject to applicable law and any limitations contained elsewhere in this Agreement, all Distributions shall be distributed to the Members in accordance with the provisions of this Section 8.

8.2 Distributions. The Company shall make Distributions to the Members in proportion to their Percentage Interests.

8.3 Distributions in Liquidation. In the event the Company is “liquidated” within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g), then any Distributions shall be made in proportion to the Percentage Interests of the Members and the Capital Accounts of the Members shall be adjusted to the extent possible, so that those Distributions to the Members are in accordance with their positive Capital Account balances as provided in Treasury Regulations Section 1.704-1(b)(2)(ii)(b)(2), but only after taking into account any allocations of Profits and Losses and other partnership items to such Capital Accounts for the Fiscal Year of liquidation. For this purpose, the Manager may make adjustments for all open tax years or tax years for which a return has not yet been filed to allocations of Profits and Losses or gross income and deductions to (or, if necessary, allocate items of gross income, gain, loss or deduction of the Company among) the Members such that each Member’s Capital Account shall, to the extent possible, be equal to the amount it is entitled to receive under this Section 8.

9. Term; Dissolution. The term of the Company shall be perpetual unless the Company is dissolved and terminated in accordance with this Section 9. The Company shall dissolve, and its affairs shall be wound up, upon the agreement of the Members. Upon dissolution of the Company, the Manager shall sell or distribute all or a portion of the assets of the Company and distribute to the Members pro rata in accordance with their respective Percentage Interests and/or distribute the assets of the Company (subject to the terms of the Management Agreement), subject to the liabilities, to the Members pro rata in accordance with their respective Percentage Interests.

10. Accounting, records.

10.1 Books and Records. The books and records of the Company shall be kept on the cash basis method followed for federal income tax purposes and shall be held in Bermuda or other location outside of the United States as determined by the Company.

10.2 Filings. The Manager, at Company expense, shall cause the income and other tax returns for the Company to be prepared and timely filed with the appropriate authorities.

10.3 Bank Accounts. The funds of the Company shall be maintained in one or more separate bank accounts in the name of the Company, and shall not be commingled in any fashion with the funds of any other Person.

11. Exculpation and Indemnification.

11.1 Indemnification. The Manager shall not be liable to the Company for any loss, damage or claim incurred by reason of any act or omission (whether or not constituting negligence) performed or omitted by the Manager in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on the Manager by this Agreement or the Management Agreement.

12. Partnership Not Engaged in U.S. Trade or Business. The Members intend the Company to be classified and treated as a partnership for U.S. federal and state income taxation purposes which is not engaged in a trade or business in the United States. Prior to TL’s acquisition of any interest in the Company, TAP shall have timely elected on IRS Form 8832 to treat the Company as a disregarded entity for U.S. Federal income tax purposes (and TAP represents that it has validly elected, or caused the Company to validly elect, to be treated as a disregarded entity for U.S. Federal income tax purposes). Each Member agrees to act consistently with the foregoing provisions of this Section 12 for all purposes, including for purposes of reporting the transactions contemplated herein to the Internal Revenue Service and all state and local taxing authorities. The Members agree not to take any action on behalf of the Company, including the execution of any contracts on behalf of the Company, in the United States.

13. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Members.

14. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of New York, without regard to the rules of conflict of laws thereof or of any other jurisdiction that would call for the application of the substantive laws of a jurisdiction other than the State of New York; provided that Section 5-1401 of the New York General Obligations Law shall apply.

15. Entire Agreement. This Agreement constitutes the entire agreement with the Members with regard to the subject matter hereof.

16. Benefits. Except as expressly provided herein, this Agreement is entered into for the sole and exclusive benefit of the Members and the Manager and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any Person or entity not a party hereto.

17. Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstances, is held invalid or unenforceable, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those as to which it is held invalid or unenforceable, shall continue in full force without being impaired or invalidated.

18. Certain Supermajority Matters. Each of the Members agrees to cause the Directors appointed by such Member to vote on any of the following matters solely in unanimity with the Directors appointed by the other Member:

18.1 authorization of a Bankruptcy Matter (for purposes of this Section 18.1, “Bankruptcy Matter” means the institution of any proceeding (the “Proceedings”) by the Company seeking liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property; and in the case of any Proceedings being instituted against the Company (but not instituted by the Company), authorizing or consenting to such Proceedings (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for it, or any substantial part of its property, or that of any subsidiary));

18.2 amending Bye-law 44, 45, 74 or 75 of the Company;

18.3 the taking of any Material Action (for purposes of this Section 18.1, “Material Action” means to consolidate or merge the Company with or into any Person, or sell all or substantially all of the assets of the Company, or to institute proceedings to have the Company be adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against the Company or file a petition seeking, or consent to, reorganization or relief with respect to the Company under any applicable federal or state law relating to bankruptcy, or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or a substantial part of its property, or make any assignment for the benefit of creditors of the Company, or admit in writing the Company’s inability to pay its debts generally as they become due, or take action in furtherance of any such action, or, to the fullest extent permitted by law, dissolve or liquidate the Company);

18.4 amending the definition of “Independent Director” set out in Bye-law 1.1 of the Company;

18.5 the incurrence by the Company of any indebtedness for borrowed money, or amendment of any loan or credit agreement reflecting such indebtedness;

18.6 the establishment or amendment of any interest rate hedging policy; and

18.7 any amendment to the Management Agreement or Container Purchase Agreement.

19. Conflicts. To the extent that any of the provisions of this Agreement conflicts with any of the provisions of the Company’s Bye-Laws, the provisions of this Agreement shall control.

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IN WITNESS WHEREOF, the undersigned has duly executed this Members Agreement as of the date first written above.

TAP LTD.

By:	/s/ Milton J. Anderson
Name: Milton J. Anderson Title: Chief Executive Officer and Director

By:	/s/ Adam T. DiMartino
Name: Adam T. DiMartino Title: Senior Vice President and Director

TEXTAINER LIMITED

By:	/s/ Christopher C. Morris
Name: Christopher C. Morris Title: Executive Vice President